Exhibit 99.1

Yandex Announces Third Quarter 2012 Financial Results

MOSCOW AND THE HAGUE, October 30, 2012, Yandex (NASDAQ: YNDX), the leading internet company in Russia operating the country’s most popular search engine and most visited website, today announced its unaudited financial results for the quarter ended September 30, 2012.

Q3 2012 Financial Highlights

•                  Revenues of RUR 7.3 billion ($235.2 million(1)), up 41% compared with Q3 2011

Ex-TAC revenues(2) (excluding traffic acquisition costs) up 39% compared with Q3 2011

•                  Income from operations of RUR 2.5 billion ($82.3 million), up 43% compared with Q3 2011

•                  Adjusted EBITDA(3) of RUR 3.4 billion ($111.3 million), up 47% compared with Q3 2011

•                  Operating margin of 35%

Adjusted EBITDA margin(2) of 47%

Adjusted ex-TAC EBITDA margin(2) of 57%

•                  Net income of RUR 2.3 billion ($74.2 million), up 34% compared with Q3 2011

Adjusted net income(3) of RUR 2.2 billion ($72.1 million), up 53% compared with Q3 2011

•                  Net income margin of 32%

Adjusted net income margin(2) of 31%

Adjusted ex-TAC net income margin(2) of 37%

“Q3 marked yet another strong quarter with our core contextual search business driving 41% top-line growth,” said Arkady Volozh, Chief Executive Officer of Yandex. “We launched our own browser, a milestone for the company. And I am pleased with the performance of our search product over the past few months as we maintained 60+% market share in Russia. Importantly, we recorded a noticeable improvement in the quality of our search and increased our share of searches across all major browsers and platforms”.

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 30.9169 to $1.00, the official exchange rate quoted as of September 30, 2012 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

(3)Adjusted EBITDA and adjusted net income are non-GAAP financial measures. Beginning with Q1 2012, our adjusted EBITDA and adjusted net income include adjustments for the accrual of expense related to the contingent compensation that may be payable to certain employees through November 2013 in connection with our acquisition of the mobile software business of SPB Software. Beginning with Q3 2012, our adjusted net income includes adjustment for gains from the sale of our equity investments. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define adjusted EBITDA and adjusted net income. You will find a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, the most directly comparable US GAAP measure for both non-GAAP measures, in the accompanying financial tables at the end of this release.

The following table provides a summary of key financial results for the three months and nine months ended September 30, 2011 and 2012.

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Revenues	5,159	7,273	41%	13,594	19,948	47%
Ex-TAC revenues(2)	4,341	6,042	39%	11,598	16,584	43%
Income from operations	1,781	2,543	43%	4,431	6,347	43%
Adjusted EBITDA(3)	2,335	3,440	47%	5,968	8,887	49%
Net income	1,705	2,291	34%	3,650	5,532	52%
Adjusted net income(3)	1,459	2,229	53%	3,805	5,803	53%

Q3 2012 Operational Highlights

•                  Share of Russian search market (including mobile) averaged 60.5% in Q3 2012 (according to LiveInternet)

•                  Search queries grew 31% from Q3 2011

•                  Number of advertisers — more than 202,000, up 28% from Q3 2011 and up 5% from Q2 2012

•                  Launched Yandex Browser

•                  Expanded Yandex.Market to include the lucrative apparel segment of the fast growing e-commerce market

Revenues

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Advertising revenues:
Text-based advertising
Yandex websites	3,768	5,255	39%	10,185	14,429	42%
Ad network	827	1,284	55%	1,885	3,436	82%
Total text-based advertising	4,595	6,539	42%	12,070	17,865	48%
Display advertising	464	580	25%	1,232	1,628	32%
Total advertising revenues	5,059	7,119	41%	13,302	19,493	47%
Online payment commissions	95	133	40%	268	374	40%
Other	5	21	320%	24	81	238%
Total revenues	5,159	7,273	41%	13,594	19,948	47%

Text-based advertising revenues, accounting for 90% of total revenues in Q3 2012, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 72% of total revenues during Q3 2012, and increased by 39% compared with Q3 2011. Text-based advertising revenues from our ad network increased 55% compared with Q3 2011 and contributed 18% of total revenues during Q3 2012. Growth rates on the ad network sharply contrast with those seen from Q3 2011 through Q2 2012 given that a full year has passed since we implemented changes to our monetization algorithms that increased network ad revenues and since we added Rambler to our partner network.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 35% in Q3 2012 compared with Q3 2011. As with growth rates in network ad revenues, lower growth rates in paid clicks reflects the fact that a full year has passed since we launched initiatives on our ad network that resulted in a significant increase in click through rates and the number of clicks on the ad network and since we added Rambler to our ad network. Additionally, growth rates during the four previous quarters benefited from our initiatives also launched in Q3 2011 targeted at regional advertisers that resulted in many new lower cost clicks on our own search. Our average cost per click in Q3 2012 increased 5% compared with Q3 2011, and 10% compared with Q2 2012.

Display advertising revenue, accounting for 8% of total revenues during Q3 2012, increased 25% compared with Q3 2011.

Online payment commissions accounted for 2% of revenues during Q3 2012, and increased 40% compared with Q3 2011.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, primarily reflect investments in overall growth, including personnel. In Q3 2012, Yandex added 133 full-time employees, an increase of about 4% from June 30, 2012, and up 14% from September 30, 2011. The total number of full-time employees was 3,607 as of September 30, 2012. Total share-based compensation expense increased 61% in Q3 2012 compared with Q3 2011.

Cost of revenues, including traffic acquisition costs (TAC)

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
TAC:
Related to the Yandex ad network	526	814	55%	1,188	2,200	85%
Related to distribution partners	292	417	43%	808	1,164	44%
Total TAC	818	1,231	50%	1,996	3,364	69%
Total TAC as a % of total revenues	15.9%	16.9%		14.7%	16.9%
Other cost of revenues	476	614	29%	1,226	1,748	43%
Other cost of revenues as a % of revenues	9.2%	8.4%		9.0%	8.8%
Total cost of revenues	1,294	1,845	43%	3,222	5,112	59%
Total cost of revenues as a % of revenues	25.1%	25.4%		23.7%	25.6%

TAC increased from 17.8% of text-based revenues in Q3 2011 to 18.8% in Q3 2012, primarily representing an increase in our Yandex ad network revenues’ share in Yandex revenues for the period.

Other cost of revenues in Q3 2012 increased 29% compared with Q3 2011, reflecting growth in personnel and data center-related costs at rates below revenue growth.

Product development

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Product development	792	1,034	31%	2,271	3,159	39%
As a % of revenues	15.4%	14.2%		16.7%	15.8%

Growth in product development expenses in Q3 2012 primarily reflects increases in the number of developers, as well as in employee remuneration. Headcount in this category grew from 1,738 at September 30, 2011 to 1,949 at September 30, 2012.

Selling, general and administrative (SG&A)

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Sales, general and administrative	804	1,117	39%	2,378	3,239	36%
As a % of revenues	15.6%	15.4%		17.5%	16.2%

SG&A costs in Q3 2012 were lower as a percentage of revenues but were higher in absolute terms compared to Q3 2011. The principal factor contributing to growth in this category in Q3 2012 was higher spend on advertising campaigns in Russia and in Turkey.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
SBC expense included in cost of revenues	7	7	0%	19	19	0%
SBC expense included in product development	41	59	44%	111	151	36%
SBC expense included in SG&A	18	40	122%	115	91	-21%
Total SBC expense	66	106	61%	245	261	7%
As a % of revenues	1.3%	1.5%		1.8%	1.3%

Total SBC expense increased 61% in Q3 2012 compared with Q3 2011. The increase is principally related to new grants as well as the effects of variable accounting for certain options previously granted to advisors, included in the SG&A expense.

Depreciation and amortization (D&A) expense

	Three months ended September 30,			Nine months ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Depreciation and amortization	488	734	50%	1,292	2,091	62%
As a % of revenues	9.5%	10.1%		9.5%	10.5%

D&A expense increased 50% in Q3 2012 compared with Q3 2011, primarily reflecting our considerable investments last year in servers and data centers.

As a result of the factors described above, income from operations was RUR 2.5 billion ($82.3 million) in Q3 2012, a 43% increase from Q3 2011, while adjusted EBITDA reached RUR 3.4 billion ($111.3 million) in Q3 2012, up 47% from Q3 2011.

Interest income in Q3 2012 was RUR 268 million, up from RUR 47 million in Q3 2011, principally as a result of investing more of our cash provided by operating activities in Russia, where our investments earn higher returns.

Foreign exchange loss in Q3 2012 was RUR 13 million, compared with a foreign exchange gain of RUR 383 million in Q3 2011. This loss is due to the depreciation of the U.S. dollar during Q3 2012 from RUR 32.8169 to $1.00 on June 30, 2012 to RUR 30.9169 to $1.00 on September 30, 2012. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes in the ruble value of these subsidiaries’ assets and liabilities that are denominated in other currencies due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. The U.S. dollar value of Yandex’s U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, but they resulted in downward revaluations of the ruble equivalent of these U.S. dollar-denominated assets in Q3 2012.

Other non-operating income in Q3 2012 was RUR 160 million, arising primarily from gains on the disposition of Yandex’s interest in face.com in connection with that company’s acquisition by Facebook.

Income tax expense for Q3 2012 was RUR 667 million, up from RUR 484 million in Q3 2011. Our effective tax rate in Q3 2012 was in line with previous quarters at 22.5%. The effective rate in Q3 2011 benefited from the effect of a change in our treasury policy following the IPO. In recent years, Yandex’s principal Russian operating subsidiary had been paying dividends to its Netherlands parent company and incurred a 5% withholding tax in Russia when these dividends were paid. Under the new treasury policy, however, management does not currently expect this Russian operating subsidiary to pay dividends to the parent company out of 2011 or 2012 earnings. Therefore, no accrual for dividend withholding tax was required for Q3 2012.

Adjusted net income in Q3 2012 was RUR 2.2 billion ($72.1 million), a 53% increase from Q3 2011. Growth in adjusted net income exceeded revenue growth as costs generally increased at a rate slower than revenue.

Adjusted net income margin was 30.6% in Q3 2012, compared with 28.3% in Q3 2011.

Net income was RUR 2.3 billion ($74.2 million) in Q3 2012, up 34% compared with Q3 2011. The growth in net income at a rate below that of adjusted net income is due to a considerable foreign exchange gain recorded in Q3 2011.

Balance Sheet

As of September 30, 2012, Yandex had cash, cash equivalents, term deposits (including long-term deposits) and long-term debt securities of RUR 24.3 billion ($785.9 million).

Assets and liabilities related to the operations of Yandex.Money, our proprietary electronic payments system, have been reclassified on the balance sheet as assets of RUR 1.7 billion, ($56.0 million) and liabilities of RUR 1.3 billion ($42.7 million), respectively, held for sale, as we are actively seeking to transfer majority control of Yandex.Money to a strategic buyer.

Net operating cash flow and capital expenditures for Q3 2012 were RUR 3.1 billion ($100.1 million) and RUR 1.5 billion ($49.7 million), respectively.

The total number of shares issued and outstanding as of September 30, 2012 was 327,258,774, including 187,851,850 Class A shares, 139,406,923 Class B shares, and one Priority share and excluding Class C shares outstanding solely as a result of conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also options outstanding to purchase up to an additional 11.0 million shares, at a weighted average exercise price of $4.33 per share, of which options to purchase 8.0 million shares were fully vested; equity-settled share appreciation rights equal to 1.2 million shares, at a weighted average measurement price of $20.21, none of which were vested; and restricted share units equal to 1.0 million shares, none of which were vested.

Outlook for 2012

We are narrowing our full-year revenue guidance towards the upper end of the previously announced range and expect year-on-year ruble-based revenue growth of 42-45%.

Conference Call Information

Yandex’s management will hold an earnings conference call on October 30, 2012 at 9:00 AM U.S. Eastern Time (2:00 PM Amsterdam time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 631 621 5256

UK: +44 (0) 1452 555 131

Russia: 8 10 800 23942044

Passcode: 38529333#

A replay of the call will be available until November 6, 2012. To access the replay, please dial:

US: +1 866 247 4222

Russia/International: +44 (0) 1452 550 000

Passcode: 38529333#

A live and archived webcast of this conference call will be available at http://ir.yandex.com/eventdetail.cfm?eventid=119637

ABOUT YANDEX

Yandex (NASDAQ: YNDX) is the leading internet company in Russia, operating the country’s most popular search engine and most visited website. Yandex also operates in Ukraine, Kazakhstan, Belarus and Turkey. Yandex’s mission is to answer any question internet users may have.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2012. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission and is available on our investor relations website at ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Dmitry Barsukov, Katya Zhukova

Phone: +7 495 739-70-00

E-mail: askIR@yandex-team.ru

US Investor Contact

The Blueshirt Group, for Yandex

Alex Wellins

Phone: +1 415 217-58-61

E-mail: alex@blueshirtgroup.com

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                                                                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC).

•                                                                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with our acquisition of the mobile software business of SPB Software and (4) provision for income taxes, less (A) interest income and (B) other income/(expense).

•                                                                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues.

•                                                                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue.

•                                                                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software, and (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains); minus (4) gain from the sale of equity investments.

•                                                                  Adjusted net income margin means adjusted net income divided by US GAAP revenues.

•                                                                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation is $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, in two installments in November 2012 and 2013.  Such maximum aggregate amount is being accrued substantially pro rata over the eight quarters of such period. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Gain from the sale of equity investments

Adjusted net income also excludes a gain in the quarter ended September 30, 2012 from our sale of our minority interest in face.com in connection with the sale of that company.  We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant one-off item in order to provide a clearer picture of our operating performance.

*****

Although our management uses these measures for operational decision making and considers these non-GAAP financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles (“RUR”) and U.S. dollars (“$”), except share and per share data)

	As of
	Dec 31, 2011*	Sep 30, 2012	Sep 30, 2012
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	6,322	5,196	168.1
Marketable securities	—	63	2.0
Term deposits	5,169	6,665	215.6
Accounts receivable, net	1,250	1,437	46.5
Funds receivable, net	174	19	0.6
Prepaid expenses	630	589	19.1
Assets held for sale	—	1,730	56.0
Deferred tax assets	297	421	13.6
Other current assets	663	1,153	37.3
Total current assets	14,505	17,273	558.8
Property and equipment, net	6,973	8,119	262.6
Intangible assets, net	486	396	12.8
Goodwill	1,132	756	24.5
Long-term prepaid expenses	616	701	22.7
Restricted cash	454	436	14.1
Term deposits	2,454	6,768	218.9
Investments in non-marketable equity securities	569	508	16.4
Investments in debt securities	6,733	5,666	183.3
Deferred tax assets	11	1	0.0
Other non-current assets	143	310	10.0
TOTAL ASSETS	34,076	40,934	1,324.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	1,722	2,817	91.1
Taxes payable	916	921	29.8
Deferred revenue	900	924	29.9
Funds payable and amounts due to customers	1,174	—	—
Liabilities related to assets held for sale	—	1,319	42.7
Deferred tax liabilities	—	6	0.2
Total current liabilities	4,712	5,987	193.7
Deferred tax liabilities	189	420	13.6
Other accrued liabilities	222	79	2.6
Total liabilities	5,123	6,486	209.9
Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 273,764,304 and 159,494,722, and Class C: 276,063,445 and 159,494,722); shares issued (Class A: 159,217,348 and 187,851,850, Class B: 164,621,382 and 139,406,923, and Class C: 109,142,922 and 14,006,925, respectively); shares outstanding (Class A: 159,217,348 and 187,851,850, Class B: 164,621,382 and 139,406,923, and Class C: nil)	595	499	16.1
Additional paid-in capital	12,729	13,395	433.3
Accumulated other comprehensive income	1,828	1,221	39.5
Retained earnings	13,801	19,333	625.3
Total shareholders’ equity	28,953	34,448	1,114.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,076	40,934	1,324.1

* Derived from the audited financial statements

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2011	2012	2012
	RUR	RUR	$

Revenues	5,159	7,273	235.2
Operating costs and expenses:
Cost of revenues(1)	1,294	1,845	59.7
Product development(1)	792	1,034	33.4
Sales, general and administrative(1)	804	1,117	36.1
Depreciation and amortization	488	734	23.7
Total operating costs and expenses	3,378	4,730	152.9
Income from operations	1,781	2,543	82.3
Interest income	47	268	8.7
Other income, net	361	147	4.8
Net income before income taxes	2,189	2,958	95.8
Provision for income taxes	484	667	21.6
Net income	1,705	2,291	74.2
Net income per Class A and Class B share:
Basic	5.28	7.01	0.23
Diluted	5.08	6.82	0.22
Weighted average number of Class A and Class B shares outstanding
Basic	322,991,507	326,705,954	326,705,954
Diluted	335,758,197	335,732,348	335,732,348

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	7	7	0.2
Product development	41	59	1.9
Sales, general and administrative	18	40	1.3

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2011	2012	2012
	RUR	RUR	$

Revenues	13,594	19,948	645.2
Operating costs and expenses:
Cost of revenues(1)	3,222	5,112	165.3
Product development(1)	2,271	3,159	102.2
Sales, general and administrative(1)	2,378	3,239	104.8
Depreciation and amortization	1,292	2,091	67.6
Total operating costs and expenses	9,163	13,601	439.9
Income from operations	4,431	6,347	205.3
Interest income	117	669	21.6
Other income, net	74	76	2.5
Net income before income taxes	4,622	7,092	229.4
Provision for income taxes	972	1,560	50.5
Net income	3,650	5,532	178.9
Net income per Class A and Class B share:
Basic	11.66	16.98	0.55
Diluted	11.20	16.50	0.53
Weighted average number of Class A and Class B shares outstanding
Basic	312,946,822	325,774,183	325,774,183
Diluted	325,941,238	335,327,826	335,327,826

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	19	19	0.6
Product development	111	151	4.9
Sales, general and administrative	115	91	2.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2011	2012	2012
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,705	2,291	74.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	481	708	22.9
Amortization of acquisition-related intangible assets	7	26	0.8
Share-based compensation expense	50	106	3.4
Deferred income taxes	8	192	6.2
Foreign exchange losses/(gains)	(383)	13	0.4
Gain from sale of equity securities	—	(234)	(7.6)
Other	21	64	2.1
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(122)	23	0.7
Funds receivable	14	(43)	(1.4)
Prepaid expenses and other assets	(140)	(348)	(11.3)
Accounts payable and accrued liabilities	328	213	6.9
Deferred revenue	84	61	2.0
Funds payable and amounts due to customers	76	24	0.8
Net cash provided by operating activities	2,129	3,096	100.1

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(1,711)	(1,536)	(49.7)
Investments in non-marketable equity securities	(478)	—	—
Investments in debt securities	(3,119)	—	—
Proceeds from sale of equity securities	—	174	5.6
Proceeds from maturity of debt securities	—	763	24.7
Investments in term deposits	(7,338)	(1,600)	(51.8)
Maturities of term deposits	2 042	845	27.3

Net cash used in investing activities	(10,604)	(1,354)	(43.9)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	—	70	2.3
Net cash provided by financing activities	—	70	2.3
Effect of exchange rate changes on cash and cash equivalents	1,323	(237)	(7.6)
Net change in cash and cash equivalents	(7,152)	1,575	50.9

Cash and cash equivalents at beginning of period	15,805	4,677	151.3
Cash and cash equivalents at end of period, including cash and cash equivalents classified as assets held for sale	8,653	6,252	202.2
Cash and cash equivalents classified within assets held for sale	—	(1,056)	(34.1)
Cash and cash equivalents at end of period	8,653	5,196	168.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2011	2012	2012
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,650	5,532	178.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,273	2,021	65.4
Amortization of acquisition-related intangible assets	19	70	2.3
Share-based compensation expense	216	261	8.4
Deferred income taxes	(162)	111	3.6
Foreign exchange losses/(gains)	(95)	75	2.4
Gain from sale of equity securities	—	(234)	(7.6)
Other	21	74	2.4
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(138)	(198)	(6.4)
Funds receivable	(49)	(37)	(1.2)
Prepaid expenses and other assets	(759)	(715)	(23.1)
Accounts payable and accrued liabilities	771	787	25.5
Deferred revenue	174	28	0.9
Funds payable and amounts due to customers	137	91	2.9
Net cash provided by operating activities	5,058	7,866	254.4

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(3,817)	(2,999)	(97.0)
Investments in non-marketable equity securities	(478)	(47)	(1.5)
Investments in debt securities	(3,119)	—	—
Proceeds from sale of equity securities	—	174	5.6
Proceeds from maturity of debt securities	—	763	24.7
Investments in term deposits	(9,228)	(10,730)	(347.1)
Maturities of term deposits	4,311	4,709	152.3

Net cash used in investing activities	(12,331)	(8,130)	(263.0)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	142	305	9.9
Repurchase of share options	(8)	—	—
Ordinary shares issuance costs	(23)	—	—
Proceeds from issuance of ordinary shares	11,403	—	—
Net cash provided by financing activities	11,514	305	9.9
Effect of exchange rate changes on cash and cash equivalents	1,041	(111)	(3.6)
Net change in cash and cash equivalents	5,282	(70)	(2.3)

Cash and cash equivalents at beginning of period	3,371	6,322	204.5
Cash and cash equivalents at end of period, including cash and cash equivalents classified as assets held for sale	8,653	6,252	202.2
Cash and cash equivalents classified within assets held for sale	—	(1,056)	(34.1)
Cash and cash equivalents at end of period	8,653	5,196	168.1

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Total revenues	5,159	7,273	41%	13,594	19,948	47%
Less: traffic acquisition costs (TAC)	818	1,231	50%	1,996	3,364	69%
Ex-TAC revenues	4,341	6,042	39%	11,598	16,584	43%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Net income	1,705	2,291	34%	3,650	5,532	52%
Add: depreciation and amortization	488	734	50%	1,292	2,091	62%
Add: share-based compensation (SBC) expense	66	106	61%	245	261	7%
Add: compensation expense related to contingent consideration	—	57	n/m	—	188	n/m
Less: interest income	(47)	(268)	470%	(117)	(669)	472%
Less: other income, net	(361)	(147)	-59%	(74)	(76)	3%
Add: provision for income taxes	484	667	38%	972	1,560	60%
Adjusted EBITDA	2,335	3,440	47%	5,968	8,887	49%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Net income	1,705	2,291	34%	3,650	5,532	52%
Add: SBC expense	66	106	61%	245	261	7%
Less: reduction in income tax attributable to SBC expense	(6)	(1)	n/m	(9)	(3)	n/m
Add: compensation expense related to contingent consideration	—	57	n/m	—	188	n/m
Add: foreign exchange loss /(gain)	(383)	13	-103%	(95)	74	-178%
Less: reduction / (increase) in income tax attributable to foreign exchange loss /(gain)	77	(3)	-104%	14	(15)	-207%
Less: gain from sale of equity investments	—	(234)	n/m	—	(234)	n/m
Adjusted Net Income	1,459	2,229	53%	3,805	5,803	53%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three Months Ended September 30, 2012

In RUR millions	US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Net income	2,291	31.5%	1,149	3,440	47.3%	56.9%

(1)          Net income margin is defined as net income divided by total revenues.

(2)          Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)          Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)          Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three Months Ended September 30, 2012

In RUR millions	US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Net income	2,291	31.5%	(62)	2,229	30.6%	36.9%

(1)          Net income margin is defined as net income divided by total revenues.

(2)          Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to SPB Software contingent compensation, gain from sale of equity investments and foreign exchange losses (as adjusted for the reduction in income tax attributable to the loss). For a reconciliation of adjusted net income to net income, please see the table above.

(3)          Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)          Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.